SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549

                                      FORM 10-C

              REPORT BY ISSUER OF SECURITIES QUOTED ON THE NASDAQ STOCK
                                      MARKETSSM

           Filed Pursuant to Section 13 or 15(d) of the Securities Exchange
                   Act of 1934 and Rule 13a-17 or 15d-17 thereunder

                                CAIRN ENERGY USA, INC
                  (Exact name of registrant as specified in charter)

                8235 Douglas Avenue, Suite 1221, Dallas, Texas   75225
                       (Address of Principal Executive Offices)

          Registrant's telephone number, including area code:    (214) 369-
          0316

                      I.  CHANGE IN NUMBER OF SHARES OUTSTANDING
           Indicate any change (increase or decrease) of 5% or more in the number of shares outstanding:
          1.   Title of security:  Common Stock, par value $.01

          2.   Number of shares outstanding before the change:   15,983,150
          3.   Number of shares outstanding after the change:    17,545,650
          4.   Effective date of change:     September 19, 1995
          5.   Method of change:  Public stock offering
               Give brief description of transaction: Public offering of 4,312,500 shares of Common Stock, of which 1,562,500 shares were sold by the Issuer and 2,750,000 shares were sold by Phemus Corporation, the selling stockholder.


                             II. CHANGE IN NAME OF ISSUER
          1.   Name prior to change:    N/A
          2.   Name after change:       N/A
          3.   Effective date of charter amendment changing name:  N/A

          4.   Date of shareholder approval of change, if required:  N/A


          Date: September 27, 1995                CAIRN ENERGY USA, INC.





                                        BY: /s/ J. Munro M. Sutherland

                                            J. Munro  M. Sutherland, Senior
          Vice President
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